UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK
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                                     :
WALLACE COMPUTER SERVICES, INC.,     :    95 Civ. 6379 (CSH)
                                     :
                   Plaintiff         :   MEMORANDUM OPINION
                                     :       AND ORDER
           -against-                 :
                                     :
MOORE CORPORATION LIMITED and        :
FRDK, INC.,                          :
                                     :
                   Defendants.       :
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HAIGHT, Senior District Judge:

         The above-captioned matter concerns the legality of a hostile tender offer made by defendants to plaintiff on July 30, 1995. On July 3l, 1995, defendants commenced an action against plaintiff in the United States District Court for the District of Delaware. On August 15, 1995, plaintiff began an action in this court, which defendants now move to dismiss or to transfer to the District of Delaware. These two actions are further described in this Court's Memorandum and Order dated September 12, 1995, familiarity with which is presumed.

I.       DISCUSSION


A.       First Filed Suit

         This case presents the familiar scenario of two parallel, coexisting actions filed in separate federal courts by opposing parties. See, e.g., Employers Insurance of Wausau v. Duplan Corporation, 1994 WL 637710 (S.D.N.Y.); First City National Bank and Trust Company v. Simmons, 1988 WL 125682 (S.D.N.Y.), affirmed


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878 F.2d 76 (2d Cir. 1989).

         The Second Circuit's long-settled principle is that "where there are two competing lawsuits, the first suit should have priority, absent the showing of balance of convenience...or special circumstances...giving priority to the second." Adam v. Jacobs, 950 F.2d 89, 92 (2nd Cir. 1991) (citations omitted); Factors Etc., Inc. v. Pro Arts, Inc., 579 F.2d 215, 218 (2nd Cir. 1978), cert. denied, 440 U.S. 908 (1979). Plaintiff acknowledges this principle, but has argued that it should not be followed in this instance because defendant's Delaware action is a prematurely filed "sneak attack" which does not warrant the deference usually accorded to a "first filed" case. Plaintiff's Memorandum in Opposition to Defendant's Motion to Dismiss or Transfer at 2-7 (herinafter "plaintiff's Opp. Mem.").

         Plaintiff had moved to dismiss defendant's Delaware action on precisely that ground: prematurity and lack of a controversy ripe for decision. Because the ripeness of defendant's Delaware suit was central to plaintiff's argument in favor of abrogating the first filed rule, this court chose to conserve judicial resources by waiting for the District of Delaware to rule on the ripeness of the suit before it before adjudicating defendant's motion to dismiss this suit. See Court's Order, September 12, 1995. That ruling has now been made: Judge Schwartz of the District of Delaware heard arguments on the question of ripeness and on September 19, 1995 held defendant's action to be ripe and timely filed. While this court is not, of course, bound by that decision,


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I see no reason to dispute the  reasoning of the  District of Delaware.

         Without the benefit of the argument that defendants' Delaware claim was unripe, plaintiff can overcome the presumption of the priority of the first filed suit only by demonstrating that the "balance of convenience" or "special circumstances" weigh in favor of the second filed suit. The assessment of these factors is a matter left to the discretion of district court judges. Adam v. Jacobs, 950 F.2d at 92; First City, 878 F.2d 76, 80 (2d Cir. 1989); Factors Etc., 579 F.2d at 218.

1.       Balance of Convenience

         The criteria used to assess the balance of convenience include: (1) the convenience of witnesses and parties; (2) the availability of relevant documents; (3) the locus of operative facts; (4) the relative burdens of expenses on the parties; (5) a forum's familiarity with the governing law; (6) the weight accorded plaintiff's choice of forum; and (7) trial efficiency and the interests of justice, based on the totality of the circumstances. J. Lyons & Company Ltd. v. Republic of Tea, et al., 892 F. Supp 486 (S.D.N.Y. 1995); First City, 1988 WL 125682 at *5.

         The first factor, convenience of witnesses and parties, favors neither New York nor Delaware as a location for this suit. Plaintiff is incorporated in Delaware and has its principal place of business in Illinois. Defendant Moore is an Ontario, Canada corporation with its principal place of business in Toronto;


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defendant FRDK is a New York corporation with its principal place of business in
Toronto. No party has sizable offices or plants in New York. FRDK, a wholly-owned subsidiary of Moore formed solely for the purpose of making the tender offer at issue, uses as its New York address that of its attorneys' offices. Although defendants' counsel and financial advisors are in New York, the witnesses affiliated with plaintiff and defendants' corporations are all elsewhere. Thus neither location is particularly convenient or inconvenient for the parties and witnesses: a trial in either court will require travel and displacement of all parties. I am not convinced by plaintiff's arguments that the facts that defendant's CEO, Braun, gave newspaper interviews in New York and left a New York phone number on the answering machine of plaintiff's CEO, Cronin, constitute sufficient nexus with New York to justify abrogating the first filed rule.

         The second, third, fourth, and fifth criteria are similarly non-dispositive. Because none of the parties has strong New York ties, the burden of producing documents and the expenses associated with that production will not differ substantially between a New York or a Delaware trial site. Nor is the locus of operative facts clearly situated in either location. The District Courts of Delaware and New York are equally able to assess the legal issues at stake here; mutually familiar federal laws are at the heart of plaintiff's New York action, and the Delaware corporate laws at the heart of defendants' suit are well known to New York Federal judges.


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         The sixth  factor  weighs in favor of  dismissing  this New York  suit.
Defendants chose to bring their action in Delaware, and that suit has been deemed properly and timely brought. When filing their suit against plaintiff and plaintiff's individual board members, defendants faced legitimate concerns about a court's ability to obtain personal jurisdiction over all members of the board, and chose Delaware as the site for their lawsuit for that reason. Defendants' Reply Memorandum of Law in Further Support of Defendants' Motion to Dismiss or Transfer at 23 (hereinafter "Defendants' Reply Mem.") Although plaintiff stated in oral arguments before this court that all members of its board of directors would be willing to appear in New York, defendants could not have known this at the time they filed suit in Delaware. Indeed, it is likely that if defendants had filed first in New York, plaintiff's directors would have contested personal jurisdiction. Thus defendants' choice of the Delaware forum had reasonable motives that will be honored by this court.

         Lastly, when the court considers the overall interests of justice and efficiency, this case seems more appropriately situated in Delaware. Had the Delaware court ruled that defendants' suit there was premature, I would have seen no need to honor their attempts to bring the suit in Delaware. However, since that suit will now go forward, and it is clearly in the interests of efficiency to consolidate these actions in one court, plaintiff's claims should be brought in Delaware. No injustice will be done to plaintiff by dismissing this action; plaintiff is free to bring all


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its claims as counterclaims in Delaware.

         Nor are there any special circumstances which militate in favor of New York as the forum for a consolidated action. Defendants argue that plaintiff brought this action in New York solely to take advantage of the Second Circuit's favorable antitrust "standing" decision in Consolidated Gold Fields. PLC v. Minorco, S.A., 871 F.2d 252 (2d Cir. 1989), cert. denied, 492 U.S. 939 (1989).
Defendants' Reply Mem. at 25. Conversely, plaintiff argues that defendants filed their suit in Delaware to avoid Consolidated Gold Fields. Plaintiff's Opp. Hem. at 7. While the Court recognizes that both parties may have filed suit with an eye to the Consolidated Gold Fields opinion, I do not think either side's behavior constitutes a special circumstance sufficient to warrant abrogation of the first filed rule.

         On the contrary: in the context of plaintiff's efforts to resist a transfer to Delaware because the law of antitrust standing is arguably less favorable to it in the Third Circuit than in the Second, the Second Circuit has condemned that motive. See Green v. MacMahon, 312 F.2d 650, 652 (2d Cir. 1962) ("A plaintiff may not resist the transfer of his action to another district on the ground that the transferee court will or may interpret federal law in a manner less favorable to him . . . . [I]f there is a conflict of views among the circuits, this is a matter for consideration by the Supreme Court on application for certiorari, not for consideration by a district judge on application for transfer." (citations and inner quotations omitted), cert. denied, 372 U.S. 928
(1963). See

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also In re Pan  American  Corp.,  950 F.2d 839, 847 (2d Cir.  1991),  citing and quoting Green v. MacMahon at 652 for the related proposition that "federal courts comprise a single system applying a single body of law, and no litigant has a right to have the interpretation of one federal court rather than that of another determine his case."

         Nor do the circumstances of this case rise to the level of special circumstances described in the cases relied upon by plaintiff. In one case cited by plaintiff, priority was given the second filed case only because the originally filed case had beaten it to the courthouse door due to an unexpected snow storm which prevented filing after advance notice of the planned action had been given. Coastal Mart, Inc. v. Coastal Oil Co., 681 F. Supp. 1090 (S.D.N.Y.
1988). In another action, one party requested a sixty-day extension and then filed an action within forty-eight hours of the request. Great American Ins. v. Houston General Ins., 735 F. Supp. 581 (S.D.N.Y. 1990). Defendants have taken no such egregious steps in this case, and I find no special circumstances favoring the second filed case.

         Having found that the balance of convenience weighs in favor of a New York trial, and that no special circumstances require otherwise, I conclude that the present cause of action should not continue in this District.


B.       Compulsory Counterclaim

         Defendants also argue that plaintiff's cause of action in this


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district  involves a compulsory  counterclaim  that should  properly be resolved within the Delaware action. Memorandum of Law in Support of Defendants' Motion to Dismiss or Transfer at 8-17. (hereinafter "Defendants' Mem.") Fed. R. Civ. P. 13(a) requires a pleading to state as a counterclaim any claim against any opposing party that "arises out of the transaction or occurrence that is the subject matter of the opposing party's claim and does not require for its adjudication the presence of third parties of whom the court cannot require jurisdiction." The Second Circuit has established a test which examines "whether a logical relationship exists between the claim and the counterclaim and whether the essential facts of the claim are 'so logically connected that considerations of judicial economy and fairness dictate that all the issues be resolved in one lawsuit.'" Adam v. Jacobs, 950 F.2d at 92 (citations omitted).

         The Second Circuit has examined the situation of competing allegations in the context of a tender offer and resistance to that offer, allegations in which the party attempting the takeover alleged breach of fiduciary duty by the target corporation's directors, and the target alleged violations of securities and antitrust laws. Crouse-Hinds Co. v. Internorth. Inc., 634 F.2d 690 (2d Cir.
1980). The Second Circuit ruled that "the two claims have a clear, logical relationship and an adequate factual overlap to warrant classification of the counterclaim as compulsory." Crouse-Hinds, 634 F.2d at 700. The situation before the court in this action greatly resembles that in Crouse-Hinds. Therefore I conclude that the claims brought by plaintiff in this action should


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have been brought as counterclaims in the District of Delaware.

II.      CONCLUSION

         Defendants' suit before the District of Delaware deserves priority over this suit as the first filed suit since the balance of convenience favors bringing the suit in Delaware and no special circumstances exist to the contrary. In addition, plaintiff's allegations in this case should have been brought as counterclaims in the Delaware action. For both these reasons, I hereby grant defendants' motion to dismiss the cause of action. Because I do not reach the merits, the dismissal will be without prejudice.

         In these circumstances, I need not reach defendants' alternative basis for transfer, grounded upon 28 U.S.C. ss. 1404(a).

         The Clerk of the Court is directed to dismiss the action without prejudice.

         It is SO ORDERED.



Dated:   New York, New York
         September 27, 1995




                                        /s/ Charles S. Haight, Jr.
                                        CHARLES S. HAIGHT, JR.
                                                U.S.D.J.



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